                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K


                                   (Mark One)
[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the fiscal year ended December  31, 2000
                                 ------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from  ____________ to ____________

                          Commission File Number 1-5846

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         The Cosmos Broadcasting Corporation Retirement and Savings Plan
         ---------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             THE LIBERTY CORPORATION
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

         South Carolina                             57-0507055
(State or other jurisdiction of                 (I.R.S. Employer
 incorporation or organization)                Identification No.)

      Post Office Box 789, Wade Hampton Boulevard, Greenville, S. C. 29602
--------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

        Registrant's telephone number, including area code (864) 609-8256

                              REQUIRED INFORMATION


A. Financial Statements


   Report of Independent Auditors                                        9
   Statements of Net Assets Available for Benefits                      10
   Statements of Changes in Net Assets Available for Benefits           11

   Notes to Financial Statements                                        12



B. Exhibits

   Consent of Independent Auditors                                      18

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


The Cosmos Broadcasting Corporation Retirement and Savings Plan
---------------------------------------------------------------
(Name of Plan)


The Liberty Corporation                                      DATE: JUNE 14, 2001
-----------------------
(Registrant/Issuer)


/s/ Howard L. Schrott
---------------------
Howard L. Schrott
Chief Financial Officer


/s/ Martha G. Williams
----------------------
Martha G. Williams
Vice President, General Counsel and Secretary

ITEM 1.  PLAN HISTORY

PLAN AMENDED AND RESTATED.

Effective April 1, 1997, the net assets of The Liberty Corporation and Adopting Related Employers' 401(k) Thrift Plan merged with The Cosmos Broadcasting Corporation Profit Sharing Retirement Plan and Trust (for all applicable Cosmos participants). The merged plan was renamed The Cosmos Broadcasting Corporation Retirement and Savings Plan. The merged plan provides expanded investment selections and will retain the voluntary contribution, matching contribution, and profit sharing features for eligible Cosmos employees of the predecessor plan. During the Plan year 2000, January 1, 2000 - October 31, 2000, the Plan covered only employees of The Cosmos Broadcasting Corporation, Cablevantage and Supercoups that had completed 1,000 hours of service in a calendar year or in the first 12 months of employment. Effective November 1, 2000 the Plan covers employees of The Liberty Corporation and Special Services that met the years of service requirement also.

ITEM 2.  CHANGES IN INVESTMENT POLICY

None.


ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

EMPLOYER'S PRETAX CONTRIBUTIONS

Contributions under the Plan by The Cosmos Broadcasting Corporation, Cablevantage, Supercoups, The Liberty Corporation and Special Services (the "Company") are measured by reference to the employees' contributions which may be on a pre-tax or after-tax basis. Employer matching contributions are made only on pre-tax employee contributions in accordance with a formula set each year by the employer's board of directors. During 2000, the Company contributed an amount equal to 100% of a participant's pre-tax contribution, up to a maximum of 3% of the participant's compensation.

Employer pre-tax matching contributions totaling $1,048,000 from January 1, 2000 to December 31, 2000 were credited to the accounts of participating employees of the "Company".

EMPLOYER'S DISCRETIONARY CONTRIBUTIONS

In addition to making a matching pre-tax contribution, The Cosmos Broadcasting Corporation may make a separate discretionary contribution at the discretion of the Company's Board of Directors. If the Company elects to make a profit sharing contribution, it will be allocated among all participants who (1) are employed by the Company at the end of the applicable year and are credited with at least 1,000 hours of service for that year or (2) retire, die or become disabled during the applicable year. This allocation will be made after the end of the applicable year and will be based on each participant's compensation relative to the total compensation of all eligible participants (without regard to the participant's voluntary contributions).

Employer discretionary contributions totaling $2,188,000 in 2000, were credited to the accounts of participating employees.


ITEM 4.  PARTICIPATING EMPLOYEES

There were 1,406 enrolled participants in the Plan as of December 31, 2000.

ITEM 5.  ADMINISTRATION OF THE PLAN

(a) Parties responsible for the administration of the Plan are: (1) the Employee Benefits Committee, made up of at least three members named by the Company, (2) the Trustee and (3) the Plan Administrator which is named by the Employee Benefits Committee.

         ITEM 5. ADMINISTRATION OF THE PLAN The Employee Benefits Committee is responsible for the administration and operation of the Plan, except as to responsibilities which have been specifically assigned to the Trustee, to an Investment Manager, or to the Plan Administrator. Present members of the Employee Benefits Committee are employed by the "Company" and include the following:

                  Prior to December 15, 2000
                  ----------------------------
                  Artie L. Bedard
                  Mary Anne Bunton
                  Faith E. Gibson
                  Quentin Kenney
                  Pamela A. Purvis
                  Samuel H. Schaeffer
                  G. Neil Smith
                  Sandra Carpenter Thompson
                  Evon A. Trotter
                  Stephen Watkins, Jr.

                  Effective December 15, 2000
                  ---------------------------
                  Guy W. Hempel
                  W. Hayne Hipp
                  James M. Keelor
                  Leon D. Long
                  G. Neil Smith
                  Martha G. Williams

         The Trustee is responsible for the management, investment and control of the assets of the Trust established by the Plan, and for the disbursements of benefits therefrom, except to the extent that the Trustee may be relieved of investment responsibility by the appointment of an Investment Manager or by direction of the Plan Committee. The present Trustee is Institutional Trust Company, 7800 East Union Avenue, Denver, Colorado 80217-3709. Neuberger & Berman Pension Management, Inc. is the Investment Manager of the Neuberger & Berman Common Stock Fund. Neuberger & Berman's address is 522 Fifth Avenue, New York, New York 10036. Liberty Investment Committee selects investment managers for each fund. Each fund is managed by its appointed investment manager and each investment manager has investment responsibility for designated fund.

         The Plan Administrator is currently Cosmos which is responsible for the daily administration and operational functions of the Plan, including filing all reports with governmental agencies, providing Plan participants with information, preparing year-end reports to participants, maintaining all required records, interpreting the provisions of the Plan and settling disputes over the rights of employees, participants and beneficiaries. Invesco Retirement Information Services assists the Plan Administrator with certain administrative services, including recordkeeping.

(b) For the year ended December 31, 2000, expenses of administration of the Plan of approximately $420,000, including fees and expenses of Trustee, Institutional Trust Company, and one of the Investment Managers, Neuberger & Berman, and recordkeeper, Invesco Retirement Plan Services, and external auditors, Ernst & Young LLP were incurred and are paid out of the assets of the Plan.


ITEM 6.  CUSTODIAN OF INVESTMENTS

(a) Invesco Retirement Plan Services, 1201 Peachtree Street, N.E., Atlanta, Georgia 30361.

(b) The Trustee, Institutional Trust Company, and the recordkeeper, Invesco Retirement Plan Services received $181,000 in total during the year ended December 31, 2000.

(c) No bond was furnished by Invesco Retirement Plan Services, the custodian of the Plan.


ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

Each Plan participant receives a quarterly statement showing the balance in his Plan account (including a breakdown of the amounts invested in each investment fund offered), amounts contributed by him and by his Employer, dividends, interest and other gains credited to his account, any amounts forfeited or otherwise charged against his account, and additional shares purchased if the employee has elected to have some or all of his and his Employer's contributions invested in the Company's stock. These individualized reports, a copy of the proxy statement and a copy of the summary annual report are the reports that were distributed to Plan participants during the year ended December 31, 2000.

ITEM 8.  INVESTMENT OF FUNDS

(a) For the period January 1, 2000 to December 14, 2000, employee contributions and matching Employer contributions could be invested in the following funds available for investment under the Plan:

Name of Fund                                   Description of Fund
----------------------------------------------------------------------------------------------------
Liberty Unitized Fund                          A fund which invests solely in Common Stock of The
                                               Liberty Corporation

Invesco Retirement Trust Stable Value Fund     A fund which invests in money market instruments


Neuberger & Berman Common Stock Fund           A fund which invests in common stocks of medium and
                                               large companies

Vanguard Total  Bond Market Index Fund         A fund which invests in bond-related securities

Loomis Sayles Bond Fund                        A fund which invests in investment-grade debt
                                               securities

Invesco Retirement Trust Total Return Fund     A fund which invests in a combination of equity & fixed
                                               income securities

Invesco Retirement Trust  500 Index Fund       A fund which invests in U.S. common stock
                                               securities
                                                 This fund is seeking total return comparable to
                                               Standard and Poor's 500 index.

GAM International Fund                         A fund which invests in foreign stocks and debt
                                               securities

Invesco Retirement Trust Small Cap Value       A fund which invests in common stocks of
Fund                                           companies seeking a total return of 2% to 3%
                                               higher than the Russell 2000 Small Stock Index

         For the period December 15, 2000 to December 31, 2000, employee contributions and matching Employer contributions could be invested in the following funds available for investment under the Plan:

Name of Fund                                 Description of Fund
---------------------------------------------------------------------------------------------------------
Liberty Unitized Fund                        A fund which invests solely in Common Stock of The
                                             Liberty Corporation

Invesco Retirement Trust Stable Value Fund   A fund which invests in money market instruments

Neuberger & Berman Common Stock Fund         A fund which invests in common stocks of medium and
                                             large companies

Vanguard Total Bond Market Index Fund        A fund which invests in bond-related securities

Loomis Sayles Bond Fund                      A fund which invests in investment-grade debt
                                             securities

Putnam International Growth Fund             A fund which invests at least 65% of assets in equity
                                             securities of companies located outside of the
                                             United States. May invest in both developed and emerging
                                             markets.

Invesco Retirement Trust 500 Index Fund      A fund which invests in assets of companies comprising the
                                             Standard & Poor's 500 Index. securities
                                               This fund is seeking total return comparable to
                                             Standard and Poor's 500 index.

Invesco Retirement Trust Small Cap Value     A fund which invests in equity securities of smaller U.S.
Fund                                         companies with market capitalizations between $100 million and $2 billion.

Invesco Retirement Trust Core Balanced       A fund which invests in a mix of common stocks, bonds and
Fund                                         cash which is influenced by economic and Investment
                                             conditions.

Invesco Blue Chip Growth Fund                This fund which invests primarily in common stocks of large companies that have market capitalizations of more than
                                             $15 billion.

Invesco Dynamics Fund                        This fund which invests primarily in equity securities of
                                             mid-sized U.S. companies with market capitalizations
                                             between $2 billion and $15 billion.

Invesco Small Company Growth Fund            This fund which invests at least 65% of assets in
                                             equities of companies with market capitalizations
                                             of less than $1 billion. May invest up to 25% of
                                             assets in foreign securities.


         For the two years ended December 31, 2000, there were brokerage commissions paid by the Plan out of the Neuberger Berman Common Stock Fund only.

 (b) No brokerage transactions effected for the Plan during the year ended December 31, 2000, were directed to brokers because of research services provided.

Item 9.  Financial Statements and Exhibits
                                                                       Page No.
                                                                       --------
(a)      Financial Statements
           Report of Independent Auditors                                     9

         Statements of Net Assets Available for Benefits                     10

         Statements of Changes in Net Assets Available for Benefits          11

         Notes to Financial Statements                                       12


(b)      Exhibits

         Exhibit 23 - Consent of Independent Auditors                        18

                         Report of Independent Auditors


Administrative Committee and Board of Directors of
  The Cosmos Broadcasting Corporation Retirement and Savings Plan

The Cosmos Broadcasting Corporation

We have audited the accompanying statements of net assets available for benefits of The Cosmos Broadcasting Corporation Retirement and Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.


                                                ERNST & YOUNG LLP


June 1, 2001

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                 Statements of Net Assets Available for Benefits



                                                           DECEMBER 31
                                                     2000             1999
                                                 ------------------------------
                                                        (In thousands)
Assets

Interest in Master Trust                              $80,659          $81,157
Employer contributions receivable                       2,188            1,966
                                                 ------------------------------
Net assets available for benefits                     $82,847          $83,123
                                                 ==============================

See accompanying notes

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                             Year ended December 31
                                                                             2000              1999
                                                                       ------------------------------------
                                                                                 (In thousands)
Additions:

Net investment (loss) gain from participation in Master Trust                 ($  887)        $  6,385
Contributions:
   Participants                                                                 2,314            2,149
   Employer                                                                     3,236            2,967
                                                                       ------------------------------------
                                                                                5,550            5,116
                                                                       ------------------------------------
Total additions                                                                 4,663           11,501

Deductions:
Benefits paid directly to participants                                          4,887            5,363
Administrative expenses                                                           420              372
                                                                       ------------------------------------
Total deductions                                                                5,307            5,735
                                                                       ------------------------------------

Net (decrease)increase prior to merger                                           (644)           5,766
Transfer from Hillside Broadcasting 401k and Retirement Plan
                                                                                  368                -
                                                                       ------------------------------------

Net (decrease)increase                                                           (276)           5,766

Net assets available for benefits:
   Beginning of year                                                           83,123           77,357
                                                                       ------------------------------------

   End of year                                                                $82,847          $83,123
                                                                       ====================================

See accompanying notes

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF PLAN

The following description of The Cosmos Broadcasting Corporation Retirement and Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time or part-time employees of Cosmos Broadcasting Corporation and related employers (CableVantage, Inc. and Supercoups) (Company and Employer) who have completed 1,000 hours of service in a calendar year or in the first 12 months of employment. Also, effective November 1, 2000, the Plan covers all full-time or part-time employees of The Liberty Corporation and Special Services who have completed 1,000 hours of service in a calendar year or in the first 12 months of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS

Participation in the 401(k) portion of the Plan is voluntary. Each year participants may contribute up to 13% of their compensation on either a pre-tax or after-tax basis, or a combination of both, through payroll deductions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes up to 3% of each participant's annual compensation. The annual matching percentage may be changed by resolution of the Board of Directors of the Company, effective at the beginning of any plan year (January 1). The Company may contribute discretionary contributions equal to amounts authorized by the Board of Directors to the profit-sharing portion of the Plan. The Company made discretionary contributions of approximately $2,188,000 and $1,966,000 in 2000 and 1999, respectively, which were allocated to the accounts of participating employees.

Upon enrollment, a participant may direct employee and employer contributions to any of the Plan's fund options. Participants may change their investment options daily.

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Amounts credited to a participant's employer matching and discretionary account vest based on the total number of years of service (as defined under the Plan) with the Company or its related employers:

      Number of Years                                        Percentage
        of Service                                           of Vesting
----------------------------                          ------------------------

     Less than 3 years                                             -
          3 years                                                 25%
          4 years                                                 50%
          5 years                                                 75%
          6 years                                                100%

All amounts credited to a participant's employee (before tax or after tax) and employer matching accounts are fully vested upon termination of employment due to a participant's death, total disability or retirement, or after a participant has completed six or more years of service. Also, each employee is fully vested at his or her 65th birthday.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

A participant who has completed less than six years of service and is terminated for any reason other than those mentioned above forfeits the non-vested amounts in his employer matching and discretionary account. All amounts credited to the employee's account (before tax or after tax) and all vested amounts credited to the employer's matching and discretionary account are distributable upon termination in the form of a lump sum or installment payments.

FORFEITED ACCOUNTS

Forfeitures of non-vested balances in employer accounts of approximately $203,000 in 2000 and $277,000 in 1999 were used to reduce employer contributions. The unallocated forfeitures were $82,000 and $117,000 at December 31, 2000 and 1999, respectively.

REVERSION TO SPECIAL FUND

The Cosmos Broadcasting Corporation Pension Plan and Trust Agreement for Technicians was terminated during 1992. In 1993, twenty-five percent (25%) of the excess assets were reverted to a special fund within the Plan. The reversion is to be allocated in no more than seven years to the accounts of those participants who were active participants in the pension plan upon its termination. An allocation of approximately $8,000 and $6,000 of the reversion was made during 2000 and 1999, respectively.

TRUST TO TRUST TRANSFER

On December 31, 1998, the Company acquired the ABC affiliate, WWAY-TV in Wilmington, North Carolina. Due to this acquisition the account balances attributable to former employees of WWAY-TV that were hired by the Company were transferred from Hillside Broadcasting 401k and Retirement Plan into the Plan on June 20, 2000.

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

VALUATION OF INVESTMENTS HELD IN MASTER TRUST

The Plan's investments were held in The Liberty Corporation Retirement and Savings Trust (Old Master Trust) and then transferred to The Cosmos Broadcasting Corporation Retirement and Savings Plan and Trust (New Master Trust) effective November 1, 2000, as a result of the purchase agreement dated June 19, 2000 between The Liberty Corporation and Royal Bank of Canada. The Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


3. INVESTMENT IN THE MASTER TRUST

The New Master Trust holds the investments of plan participants employed by Cosmos Broadcasting Corporation, Cablevantage, The Liberty Corporation, Special Services and Supercoups. At December 31, 2000, the Plan's interest in the net assets was 100% of the New Master Trust's net assets. At December 31, 1999, the Plan's interest in the net assets of the Old Master Trust was approximately 33%. The investments of the Old Master Trust, including investment income and expenses were allocated to the Plan based upon its pro rata share in the net assets of the Old Master Trust at December 31, 1999.

The following table presents the fair value of investments for the New Master Trust (2000) and Old Master Trust (1999) at December 31:

                                        2000             1999
                                 -----------------------------------
                                          (In thousands)
Investments at fair value:
   Mutual funds                         $45,332          $158,155
   Collective trust funds                34,202            85,737
   Participant loans                      1,125             3,521
                                 -----------------------------------

                                        $80,659          $247,413
                                 ===================================

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


3. INVESTMENT IN THE MASTER TRUST (CONTINUED)

Investment income for 2000 includes investment income of the Old Master Trust from January 1, 2000 to October 31, 2000 and the investment income from the New Master Trust from November 1, 2000 to December 31, 2000. Investment income for 2000 and 1999 is as follows:


                                                       YEAR ENDED DECEMBER 31
                                                        2000             1999
                                                 ------------------------------------
                                                           (In thousands)
Net(depreciation) appreciation in fair value of
   investments determined by
   quoted market price:
   Mutual funds                                        ($ 1,525)         $  8,668
   Collective trust funds                                  (814)            5,223
Interest income                                             107               442
Dividend income                                           1,345             3,258
                                                 ------------------------------------

   Total investment  (loss) income                       ($ 887)          $17,591
                                                 ====================================


4. INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated October 20,1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan received dividends of approximately $73,000 in 2000 and $53,000 in 1999 from The Liberty Corporation. The Plan's investment in The Liberty Corporation's stock totals approximately $3,618,000 and $2,935,000 at December 31, 2000 and 1999, respectively.